UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. __)

Inland Real Estate Investment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

457461 10 1
(CUSIP Number)

July 1, 2000
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[xx] Rule 13d-1(c)

[ ] Rule 13d-1(d)
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Inland Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,181,818
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,181,818
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,181,818 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON* CO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inland Real Estate Investment Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,652,683
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,652,683
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,652,683 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12.	TYPE OF REPORTING PERSON* CO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Inland Property Management Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,529,135
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,529,135
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,529,135 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON* CO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel L. Goodwin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 44,645.7528
	6.	SHARED VOTING POWER 6,181,818
	7.	SOLE DISPOSITIVE POWER 44,645.7528
	8.	SHARED DISPOSITIVE POWER 6,181,818
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,226,463.7528 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON* IN

Item 1(a) Name of Issuer: INLAND REAL ESTATE CORPORATION

Item 1(b) Address of Issuers Principal Executive Offices:

Inland Real Estate Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

Item 2(a) Name of Person Filing - See Item 2(c) below.

Item 2(b) Address of Principal Business Office - See Item 2(c) below.

Item 2(c) Citizenship

The Inland Group, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60521

Delaware corporation

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois 60521

Delaware corporation

The Inland Property Management Group, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60521

Delaware corporation

Daniel L. Goodwin

2901 Butterfield Road

Oak Brook, Illinois 60521

U.S. Citizen

Item 2(d) Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number: 457461 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [__] Investment company registered under Section 8 of the Investment Company Act;

(e) [__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4 Ownership:

(a) Amount beneficially owned:

The Inland Group, Inc. - 6,181,818 *

Inland Real Estate Investment Corporation - 2,652,683

The Inland Property Management Group, Inc. - 3,529,135

Daniel L. Goodwin - 6,226,463.7528 **

___________

* Of these shares, 2,652,683 are held by Inland Real Estate Investment Corporation and 3,529,135 are held by The Inland Property Management Group, both of which are wholly-owned subsidiaries of The Inland Group, Inc.

** Of these shares, 44,645.7528 are held by Mr. Goodwin individually and 6,181,818 are beneficially owned by The Inland Group, Inc., of which Mr. Goodwin is the majority stockholder.

(b) Percent of Class:

The Inland Group, Inc. - 9.7%*

Inland Real Estate Investment Corporation - 4.1%*

The Inland Property Management Group, Inc. - 5.5%*

Daniel L. Goodwin - 9.7%*

___________

* In each case, the percentage of class is based on 63,972,065.4999 shares of Common Stock issued and outstanding as of July 1, 2000.

(c) Number of shares as to which each person has:

(i) sole power to vote or to direct the vote:

The Inland Group, Inc. - 6,181,818*

Inland Real Estate Investment Corporation - 2,652,683

The Inland Property Management Group, Inc. - 3,529,135

Daniel L. Goodwin - 44,645.7528

___________

* Of these shares, 2,652,683 are held by Inland Real Estate Investment Corporation and 3,529,135 are held by The Inland Property Management Group, Inc., both of whom are wholly-owned subsidiaries of The Inland Group, Inc.

(ii) shared power to vote or to direct the vote:

Daniel L. Goodwin - 6,181,818**

___________

** In addition to the 44,645.7528 shares held by Mr. Goodwin individually, Mr. Goodwin has the power to direct the vote of the shares held by The Inland Group, Inc. as its majority stockholder.

(iii) sole power to dispose or to direct the disposition of:

The Inland Group, Inc. - 6,181,818*

Inland Real Estate Investment Corporation - 2,652,683

The Inland Property Management Group, Inc. - 3,529,135

Daniel L. Goodwin - 44,645.7528

___________

* Of these shares, 2,652,683 are held by Inland Real Estate Investment Corporation and 3,529,135 are held by The Inland Property Management Group, both of whom are wholly-owned subsidiaries of The Inland Group, Inc.

(iv) shared power to dispose or to direct the disposition of:

Daniel L. Goodwin - 6,181,818**

___________

** In addition to the 44,645.7528 shares held by Mr. Goodwin individually, Mr. Goodwin has the power to direct the disposition of the shares held by The Inland Group, Inc. as its majority stockholder.

Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 1.

Item 8 Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9 Notice of Dissolution of Group:

Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of July, 2000

THE INLAND GROUP, INC.

By: /s/_____________
Name: Daniel L. Goodwin
Its: President

INLAND REAL ESTATE
INVESTMENT CORPORATION

By: /s/_____________
Name: Brenda G. Gujral
Its: President

THE INLAND PROPERTY
MANAGEMENT GROUP, INC.

By: /s/_____________
Name: Norbert Treonis
Its: President

_________________________
Daniel L. Goodwin

Exhibit 1

Each of Inland Real Estate Investment Corporation and The Inland Property Management Group, Inc. is a wholly-owned subsidiary of The Inland Group, Inc.

Exhibit 2

Inland Real Estate Investment Corporation and The Inland Property Management Group, Inc., both of which are wholly-owned subsidiaries of The Inland Group, Inc., are both members of a group for purposes of filing of this Schedule 13G.

1146074